FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“Third quarter 2015: sales $2.6 billion”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, October 15, 2015

Third quarter 2015: sales $2.6 billion

•	Challenging conditions in Latin America: currency depreciation

•	Continuing strength in Europe; adverse weather in Asia Pacific

•	AOL savings on track: full year profitability expected to improve

•	New corn traits licensing agreement underscores strength in GM traits

Third quarter group sales, including Lawn and Garden, were unchanged at constant exchange rates. Reported sales were affected by the depreciation of most currencies against the dollar and were 12 percent lower. Excluding glyphosate and the change in sales terms in Brazil already announced, sales were 8 percent lower at constant exchange rates.

For the first nine months of 2015, sales rose by 2 percent at constant exchange rates to $10.3 billion.

Third quarter integrated sales by region at CER1

Integrated sales were unchanged at constant exchange rates at $2.5 billion.

In Latin America sales were up 13 percent. In Brazil, the impact on the market of low commodity prices was exacerbated by the sharp depreciation of the Real in the quarter and by liquidity constraints. In Argentina, credit is also tight and growers continue to be penalized by export taxes on soybeans. The increase in sales is therefore due to the change in sales terms in Brazil, which means that a larger proportion of crop protection sales are recorded in the third rather than the fourth quarter. This positive effect was partly offset by the deliberate reduction in sales of glyphosate; net of both factors, regional sales were 8 percent lower.

In Asia Pacific sales were 9 percent lower with extended drought in the ASEAN countries and a weak monsoon in India. Although these seasonal factors affected volumes, price increases were sustained.

Sales in Europe, Africa and the Middle East were almost unchanged compared with a strong quarter in 2014 and despite dry conditions over the summer. Crop protection sales benefited from a successful Seedcare campaign. In seeds, strong growth in cereals offset lower corn sales due to reduced acreage. After a strong first half performance, the region has maintained double digit growth for the first nine months of the year. In North America, crop protection sales were down reflecting the deliberate reduction in glyphosate and the phasing of selective

1 At constant exchange rates

Syngenta – October 15, 2015 / Page 1 of 7

herbicide sales linked to the introduction of ACURON™. Low commodity prices affected fungicide applications for crop enhancement. A strong performance in corn seeds was partly offset by a competitive soybean market with lower than expected acreage.

Third quarter product line sales at CER

Sales of Selective herbicides were lower in Europe and North America due to dry weather and following a strong second quarter in the USA. Sales of ACURON in the USA are ramping up and are on track to exceed $100 million in the first year of launch. The decline in Non-selective herbicides reflected the deliberate reduction in solo glyphosate; GRAMOXONE® sales were also lower, with the drought in ASEAN reducing the need for weed control applications. The main growth driver for Fungicides was Brazil where, in addition to the change in sales terms, ELATUS™ saw strong underlying growth in its second year. Sales of Insecticides increased in all regions except Asia Pacific. Seedcare sales recovered after a weak first half, with a renewed Brazilian registration for AVICTA® on soybean.

Corn seed sales increased significantly in the USA in both the branded and Greenleaf Genetics business. This was more than offset by a decline in Soybean seed sales mainly due to the new Integrated Business Partner model in Brazil, which shifts sales to the distributor level but raises profitability. Diverse field crops sales were lower, with sunflower reductions in a number of markets. Vegetables were up 4 percent, with growth in all regions except Asia Pacific.

Lawn and Garden sales were up 4 percent, reflecting growth in high value chemistry for Turf & Landscape uses.

Mike Mack, Chief Executive Officer, said: “In the third quarter Latin America has been further affected by currency volatility in Brazil and by tight credit conditions. Although this means that performance in the region is unlikely to meet our original expectations for 2015, we are maintaining our market-leading position as well as our tight focus on risk management.

“For the full year, at constant exchange rates, we expect sales to be around last year’s level and EBITDA to show a double digit increase. This reflects achievement of the targeted AOL savings, price increases in the CIS and an upfront payment in the fourth quarter on a new licensing agreement for our corn traits. Reported sales continue to be affected by the strength of the dollar, and reported EBITDA is likely to show a mid-single digit decline. Free cash flow, although below last year’s level, is expected to be robust.”

A presentation illustrating the third quarter 2015 sales will be available on www.syngenta.com/q3-2015 by 07:30 (CET).

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Syngenta – October 15, 2015 / Page 2 of 7

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – October 15, 2015 / Page 3 of 7

Unaudited third quarter sales

	For the three months ended September 30,
($m)	2015	2014	Actual %	CER1%
Group sales
Europe, Africa, Middle East	509	631	-19	-1
North America	390	505	-23	-22
Latin America	1233	1271	-3	+13
Asia Pacific	349	422	-17	-9
Total integrated sales	2481	2829	-12	-
Lawn and Garden	135	146	-7	+4
Group sales	2616	2975	-12	-
Crop Protection by region
Europe, Africa, Middle East	376	466	-19	-1
North America	363	487	-26	-25
Latin America	1134	1055	+8	+23
Asia Pacific	297	364	-18	-10
Total	2170	2372	-9	+3

Seeds by region
Europe, Africa, Middle East	138	171	-20	-3
North America	33	23	+41	+40
Latin America	105	221	-52	-35
Asia Pacific	53	58	-9	-
Total	329	473	-31	-15

Sales by business
Crop Protection	2170	2372	-9	+3
Seeds	329	473	-31	-15
Elimination of Crop Protection sales to Seeds	-18	-16	n/a	n/a
Total integrated sales	2481	2829	-12	-
Lawn and Garden	135	146	-7	+4
Group sales	2616	2975	-12	-

1 Growth at constant exchange rates

Syngenta – October 15, 2015 / Page 4 of 7

Unaudited third quarter product line sales

	For the three months ended September 30,
($m)	2015	2014	Actual %	CER[1] %
Selective herbicides	415	493	-16	-7
Non-selective herbicides	232	383	-39	-34
Fungicides	750	679	+10	+28
Insecticides	481	518	-7	+4
Seedcare	260	249	+4	+19
Other crop protection	32	50	-37	-30
Total Crop Protection	2170	2372	-9	+3
Corn and soybean	101	203	-50	-33
Diverse field crops	103	131	-22	-8
Vegetables	125	139	-10	+4
Total Seeds	329	473	-31	-15
Elimination of Crop Protection sales to Seeds	-18	-16	n/a	n/a
Lawn and Garden	135	146	-7	+4
Group sales	2616	2975	-12	-

1 Growth at constant exchange rates

Syngenta – October 15, 2015 / Page 5 of 7

Unaudited nine months sales

	For the nine months ended September 30,
($m)	2015	2014	Actual %	CER[1] %
Group sales
Europe, Africa, Middle East	3391	3967	-14	+11
North America	2620	2948	-11	-10
Latin America	2403	2540	-5	+7
Asia Pacific	1376	1518	-9	-3
Total integrated sales	9790	10973	-11	+3
Lawn and Garden	460	510	-10	+1
Group sales	10250	11483	-11	+2
Crop Protection by region
Europe, Africa, Middle East	2539	2878	-12	+12
North America	1946	2232	-13	-11
Latin America	2193	2176	+1	+13
Asia Pacific	1173	1297	-10	-3
Total	7851	8583	-9	+4
Seeds by region
Europe, Africa, Middle East	859	1105	-22	+8
North America	688	736	-7	-6
Latin America	227	374	-39	-26
Asia Pacific	208	224	-7	-3
Total	1982	2439	-19	-2
Sales by business
Crop Protection	7851	8583	-9	+4
Seeds	1982	2439	-19	-2
Elimination of Crop Protection sales to Seeds	-43	-49	n/a	n/a
Total integrated sales	9790	10973	-11	+3
Lawn and Garden	460	510	-10	+1
Group sales	10250	11483	-11	+2

1 Growth at constant exchange rates

Syngenta – October 15, 2015 / Page 6 of 7

Unaudited nine months product line sales

	For the nine months ended September 30,
($m)	2015	2014	Actual %	CER[1] %
Selective herbicides	2395	2470	-3	+10
Non-selective herbicides	722	1173	-38	-32
Fungicides	2621	2596	+1	+17
Insecticides	1330	1452	-8	+3
Seedcare	698	769	-9	+3
Other crop protection	85	123	-31	-25
Total Crop Protection	7851	8583	-9	+4
Corn and soybean	967	1215	-20	-11
Diverse field crops	559	709	-21	+10
Vegetables	456	515	-11	+1
Total Seeds	1982	2439	-19	-2
Elimination of Crop Protection sales to Seeds	-43	-49	n/a	n/a
Lawn and Garden	460	510	-10	+1
Group sales	10250	11483	-11	+2

1 Growth at constant exchange rates

Syngenta – October 15, 2015 / Page 7 of 7

SYNGENTA AG

Date:	October 15, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs